SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-8F-A

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):

[X] Merger

[ ] Liquidation

[ ] Abandonment of Registration

[ ] Election of status as a Business Development Company

2.	Name of fund: Sentinel Group Funds, Inc.

3.	Securities and Exchange Commission File No.: 811-00214

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ] Initial Application [X] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

One National Life Drive

Montpelier VT 05602

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Lisa F. Muller, Counsel

One National Life Drive

Montpelier VT 05602

802-229-7410

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

DST Systems, Inc. (transfer agent) (“DST”)

2000 Crown Colony Drive

Quincy, MA 02169

(617) 582-8800

As the Registrant’s former transfer agent and transfer agent of the acquired funds, DST retains share transaction and other shareholder records.

BNY Mellon Investment Servicing (US) Inc.

4400 Computer Drive

Westborough, MA 01581

(800) 543-0407

As transfer agent of the acquiring funds, BNY maintains share transaction and other shareholder records.

State Street Global Services, US Investment Services (custodian) (“State Street”)

801 Pennsylvania Avenue

Kansas City, MO 64105

(816) 871-4100

As the Registrant’s custodian, State Street is responsible for maintaining records with respect to securities positions, purchases and sales of securities and other instruments, cash account ledgers and other records maintained by or at the custodian.

State Street Global Services, US Investment Services (fund accountant) (“State Street”)

801 Pennsylvania Avenue

Kansas City, MO 64105

(816) 871-4100

As the Registrant’s fund accountant, State Street is responsible for maintaining certain records with respect to purchases and sales of securities and expense ledgers.

Sentinel Asset Management, Inc. (investment adviser) (“Sentinel”)

Attn: Lisa Muller, Senior Counsel

One National Life Drive

Montpelier, VT 05604

(802) 229-7410

As the Registrant’s investment adviser, Sentinel is responsible for maintaining records with respect to the charter, bylaws, agreements, minute books, records required to be maintained under Rule 38a-1, orders, purchase and sales, expenses and other records relating to portfolio management activities, including those records required to be maintained under the Investment Advisers Act of 1940.

8.	Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X] Open-end [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Sentinel Asset Management, Inc.

One National Life Drive

Montpelier, VT 05602

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Sentinel Financial Services Company

One National Life Drive

Montpelier, VT 05602

13.	If the fund is a unit investment trust ("UIT") provide: Not Applicable

(a) Depositor's name(s) and addressees):

(b) Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[] Yes [X] No

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X ] Yes [ ] No

If Yes, state the date on which the board vote took place: April 24, 2017

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [] No

If Yes, state the date on which the shareholder vote took place: October 11, 2017

If No, explain:

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [] No

(a) If Yes, list the date(s) on which the fund made those distributions:

On October 26, 2017, the Sentinel Government Securities Fund, the Sentinel Low Duration Bond Fund, the Sentinel Multi-Asset Income Fund, the Sentinel Sustainable Core Opportunities Fund and the Sentinel Total Return Bond Fund distributed income and/or capital gain to its shareholders prior to the reorganization of those Funds into acquiring funds.

On October 30, 2017 each Sentinel Fund’s outstanding shares of common stock were exchanged for newly-issued shares of common stock of the acquiring fund.

(b) Were the distributions made on the basis of net assets?

[X] Yes [] No

(c) Were the distributions made pro rata based on share ownership?

[X] Yes [] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

17.	Closed-end funds only:

Has the fund issued senior securities?

[] Yes [] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

[X] Yes [] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[] Yes [X] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[] Yes [X] No

IV. Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $1,237,737.89 incurred by the Registrant

(ii) Accounting and Audit expenses: $79,166.77 incurred by the Registrant

(iii) Other expenses (list and identify separately):

Runoff Insurance $139,988.78

Prospectus Supplement $43,629.61

Bankers Fees $1,650,123.81

Conversion Fees $4,854,064.97

Data Room $29,626.16

Proxy Fees $1,214,706.10

TS Board of Trustees $17,307.69

(iv) Total expenses (sum of lines (i)-(iii) above): $9,266,351.78 incurred the Registrant

(b) How were those expenses allocated?

The reorganization of the Sentinel Funds occurred in conjunction with the reorganization of an affiliated investment company advised by the same investment adviser. When appropriate the expenses were allocated either by total number of series/funds incurring expenses or by assets under management of the Registrant.

(c) Who paid those expenses?

Sentinel Asset Management, Inc., Touchstone Advisors and/or their affiliates shared the fees and expenses associated with the Sentinel Funds’ participation in the reorganizations, including legal and accounting expenses, and expenses incurred in connection with preparation, filing, printing and mailing of proxy solicitation materials to the shareholders of the Registrant’s series and solicitation of shareholder votes.

The Directors and Officers Tail Insurance was paid by Sentinel Asset Management, Inc., the investment adviser to the Sentinel Funds.

None of the Sentinel Funds paid any of the fees and expenses listed above in connection with the reorganization.

(d) How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[] Yes [X] No

V. Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [X] No

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.	(a) State the name of the fund surviving the Merger:

Touchstone Strategic Trust and Touchstone Funds Group Trust

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811- 03651 and 811-08104

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Agreement and Plan of Reorganization was filed as Exhibit A to the definitive proxy statement/prospectus filed on form N-14 by Touchstone Strategic Trust (CIK 0000711080) with the commission on May 30, 2017 (Accession No. 0001672764-17-000058).

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F-A application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Sentinel Group Funds, Inc. (ii) she is the Secretary of Sentinel Group Funds, Inc. and (iii) all actions by shareholders, directors, Sentinel Group Fund, Inc. and any other body necessary to authorize the undersigned to execute and file this Form N-8F-A application have been taken. The undersigned also states that the facts set forth in this Form N-8F-A application are true to the best of her knowledge, information, and belief.

By: /s/ Lisa Muller

Sentinel Group Funds, Inc.